G MEDICAL INNOVATIONS HOLDINGS LTD.

5 Oppenheimer St.

Rehovot 7670105, Israel

March 22, 2021

Via EDGAR

Tim Buchmiller

David Gessert

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	G Medical Innovations Holdings Ltd. (the “Company,” “we,” “our” and similar terminology)
Registration Statement on Form F-1
Filed March 22, 2021
CIK No. 0001760764

Dear Sirs:

Set forth below is information in response to comment number 4 contained in the letter to the Company dated February 9, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form F-1 that was originally confidentially submitted to the Commission on January 13, 2021, as subsequently revised and publicly filed by the Company on March 3, 2021 and on March 22, 2021 to include a price range (the “Registration Statement”).

The Company’s discussion of its accounting for share-based compensation is primarily contained within the sections of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Critical Accounting Policies and Estimates— Share-based compensation” (the “MD&A”) and appears on page 54 of the Registration Statement.

To assist the Staff in its evaluation of the Company’s accounting for share-based compensation, we provide the analysis as set forth below.

Price Range

As described in the Registration Statement, on March 17, 2021, we gave public notice of an extraordinary general shareholders meeting to approve a one-for-5 consolidation (the “reverse stock split”) of our Ordinary Shares pursuant to which holders of our Ordinary Shares will receive one Ordinary Share for every 5 Ordinary Shares held. We expect the reverse stock split to be effective on March 25, 2021 (which is the date of the above referenced extraordinary general shareholders meeting). Unless the context expressly dictates otherwise, all references to share and per share amounts referred to herein and in the Registration Statement reflect the reverse stock split.

Based on consultation with the underwriter, Company’s prospects, prospects for the remote monitoring industry, the general market condition, and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the digital health industry, we advise the Staff that we currently anticipate that the initial public offering price (the “IPO”), will be between $5.00 and $7.00 (the “Price Range”), resulting in a midpoint of the Price Range of $6.00 per share.

This Price Range implies a pre-money valuation range for the Company of $52 million to $73 million.

Determining the Fair Value of Ordinary Shares Prior to the IPO

As described in the Registration Statement, the Company recognizes share-based compensation expense based on the estimated fair value of share-based payment awards on the date of grant. The Company uses the straight-line attribution method for recognizing compensation expense over the requisite service period, which is generally the vesting period of the respective awards, and has elected to recognize the actual forfeitures by reducing the employee share-based compensation expense in the same period as the forfeitures occur.

Share-based compensation expense related to stock options granted to the Company’s employees, directors and consultants under the Company’s Global Equity Plan is measured at the date of grant based on the estimated fair value of the grant. During the year 2018, the fair value of stock options was estimated by using the Black–Scholes option-pricing model and included, among others, the dividend growth, expected share price volatility and expected life of options. The fair value of the equity settled options granted is charged to statement of comprehensive income over the vesting period of each tranche.

Incentive performance rights issued to the Company’s employees and directors in July 2020, were valued using a Monte-Carlo based risk-neutral valuation model which is designed to model the Company’s equity value over time. The main parameters which were used are risk free rate, volatility, time until expiration and the AUD/USD exchange rate.

As described in the Registration Statement, our Ordinary Shares were traded on the Australian Securities Exchange operated by ASX under the symbol GMV from May 2015 until October 22, 2020, when our Ordinary Shares were voluntarily delisted from the ASX. During that time, all of the share-based compensation instruments were valued based on the price per share, as quoted on the ASX on the relevant grant date.

The following table includes a complete list of all grants of options to purchase the Company’s Ordinary Shares and incentive performance rights issued to the Company’s employees, directors and consultants since January 1, 2018:

Grant Date	Type of Incentive Award	Number of Ordinary Shares Underlying Stock Options and Incentive Performance Rights Granted	Exercise Price Per Ordinary Share	Quoted Share Price (*)
3/3/2018	options	33,905	$21.78	A$27.00 (approximately $21.78)
14/5/2018	options	5,719	$19.71	A$23.85 (approximately $19.71)
26/7/2018	options	1,264	$14.85	A$18.45 (approximately $14.85)
23/7/2020	Class A incentive performance rights	55,555	-	A$5.22 (approximately $3.72)
	Class B incentive performance rights	166,667	-	A$5.22 (approximately $3.72)
	Class C incentive performance rights	222,222	-	A$5.22 (approximately $3.72)
	Class D incentive performance rights	300,000	-	A$5.22 (approximately $3.72)

(*) Represents the closing price of the Ordinary Shares on the ASX, as of the grant date.

The Company believes that the price difference between the share price of its Ordinary Shares in July 2020 and the Price Range is a result of the following key factors and positive developments with respect to the Company’s business:

●	In April 2020, the U.S. Food and Drug Administration (“FDA”) granted us OTC authorization based on an Emergency Use Authorization (“EUA”) policy which will remain in force during the public health emergency related to COVID-19. This authorization allows us to sell the Prizma device directly to consumers without a physician’s prescription.

●	In May 2020, the FDA approved under EUA the use of the Company’s Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiogram (“ECG”) data, for the remote monitoring of the QT interval prolongation of an ECG in patients who are undergoing treatment in a hospital setting for COVID-19.

●	In September 2020, the Company entered into a media and marketing service agreement (which we with GRS, an affiliate of Guthy-Renker, LLC, one of the largest and most respected direct marketing companies in the world, pursuant to which GRS will exclusively oversee all television production, radio creative and social media for our company in the United States and manage all television advertising, social and radio media buying.

●	The Price Range assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

●	Recent market conditions used in the determination of the Price Range after discussions with the underwriter, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

●	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Ordinary Shares.

●	The price that investors are willing to pay in the IPO, for which the Price Range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in the Company’s prior valuations but are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

In light of the above, the Company respectfully submits that the difference between the per share fair values used as the basis for determining share-based compensation and the Price Range are reasonable and appropriate for the reasons described herein and in the Registration Statement.

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If you have any questions or require additional information, please call our attorney David Huberman at (332) 208-9012, of Sullivan& Worcester LLP.

Sincerely,

G MEDICAL INNOVATIONS HOLDINGS LTD.

By:	/s/ Dr. Yacov Geva
Chief Executive Officer

cc:	Jeanne Bennett
Jeanne Baker
David Huberman